(TRANSLATION)


To Whom It May Concern:

                                                                   March 9, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


         Notice of the Results of Repurchase of Shares through ToSTNeT-2

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (March 8, 2005.


1.   Type of shares repurchased                        Shares of common stock of
                                                       TMC

2.   Aggregate number of shares repurchased            14,056,500 shares

3.   Purchase price                                    JPY 4,110 per share

4.   Aggregate purchase price                          JPY 57,772,215,000

5.   Date of repurchase                                March 9, 2005 (Wednesday)

6.   Method of repurchase                              Purchase through
                                                       ToSTNeT-2 (Tokyo Stock
                                                       Exchange Trading Network
                                                       System-2) (closing price
                                                       orders)



(Reference)

     Matters resolved at the FY 2004 Ordinary General Shareholders' Meeting held on June 23, 2004.

       Type of shares to be repurchased                Shares of common stock of
                                                       TMC

       Aggregate number of shares to be repurchased    Up to 65,000,000 shares

       Aggregate purchase price of shares              Up to JPY 250,000,000,000


     Shares having been repurchased up to March 9, 2005

       Aggregate number of shares repurchased          43,456,500 shares

       Aggregate purchase price of shares              JPY 184,780,215,000

                                    #   #   #



Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)